Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Pitch Aeronautics Inc.
4458 S Silverwood Pl
Boise, ID 83716
www.pitchaero.com

Up to $1,069,999.60 in Common Stock at $1.81
Minimum Target Amount: $9,998.44

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Pitch Aeronautics Inc.
Address: 4458 S Silverwood Pl , Boise, ID 83716
State of Incorporation: DE
Date Incorporated: February 28, 2022

Terms:

Equity

Offering Minimum: $9,998.44 | 5,524 shares of Common Stock
Offering Maximum: $1,069,999.60 | 591,160 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.81
Minimum Investment Amount (per investor): $298.65

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Previous Backer Bonus:

For any previous backers or investors in Pitch Aeronautics, when you invest in this live offering you will receive an additional 20% bonus shares.

<u>Time-Based</u>

Friends and Family Early Birds

Invest within the first 72 hrs and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares

<u>Amount-Based</u>

$5,000+

Partner Investors

1% bonus shares

$10,000+

Elite Investors

3% bonus shares

$20,000+

Premier Investors

5% bonus shares

$40,000+

Gold Investors

20% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Pitch Aeronautics will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.81 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $181. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Previous Backer Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Pitch Aeronautics Inc. ("Pitch Aeronautics" "Pitch" or the "Company") develops and builds precise drones for up-close and touch-based inspection of industrial assets. Our patented technology leverages a novel propulsion device that generates and directs thrust faster than traditional propellers, enabling extreme precision and responsiveness to wind and other environmental disturbances. This enables our drone to perform up-close inspections of sensitive infrastructure where traditional drones cannot fly.

Pitch Aeronautics has developed and built a prototype drone, "Astria" which is currently undergoing flight testing. Additionally, the company has developed initial sensor payload prototypes for use on the drone platform. All products are currently in the prototype phase. Pitch Aeronautics has submitted two non-provisional patents to the USPTO to protect key intellectual property. One patent has been awarded; the second patent is currently pending. Both patents are owned by Pitch Aeronautics Inc.

Our company's target customer is inspection service providers and infrastructure asset owners. Pitch will leverage a recurring revenue business model by leasing drones via monthly subscription service to customers.

Pitch Aeronautics Inc. was initially organized as Pitch Aeronautics LLC, an Indiana limited liability company on February 10, 2016, converted to an Idaho limited liability company on April 1, 2019, and converted to a Delaware corporation on February 28, 2022.

Competitors and Industry

Pitch Aeronautics operates within the industrial inspection market, which is a roughly $200B market globally. This market is estimated to grow at an annual rate of 6.4% over the next four years.

The competitive landscape consists of: (1) traditional industrial inspection companies which employ climbers to perform manual rope-based inspections, which are dangerous and costly (2) Conventional drones that can perform visual inspections but are limited in their ability to perform up-close inspections and (3) industrial crawlers which are slow and limited in the type of asset material they can inspect.

The market for industrial inspection services is fragmented, with no single dominant competitor. Pitch Aeronautics' primary competitors are local and regional inspection service firms that provide highly-trained climbers performing manual industrial inspections. There are few competitors building drones that perform touch-based inspections. One such competitor is Skygauge Robotics which is developing a drone that can perform ultrasonic thickness inspections. Appelix, another drone competitor develops and builds drones that also perform ultrasonic testing.

Pitch's drone is distinct from its competitors in that it offers swappable payloads and a novel propulsion and control system that enables precision flight necessary for many up-close and touch-based tasks.

Current Stage and Roadmap

Pitch designed and built Astria, a working prototype drone that leverages our patented cyclorotor technology. Astria is capable of carrying a 5-10 pound sensor at the end of its extended payload arm. This configuration allows Astria to perform up-close and precise inspections where other drones cannot.

Additionally, Pitch Aeronautics partnered with Boise State University to develop an active-thermography sensor and crack characterization sensor for deployment on Astria. These sensors are currently under development. Once initial flight tests are complete, Pitch Aeronautics intends to perform customer trials with Astria on live infrastructure to obtain customer feedback.

Initially, Pitch intends to target inspection of concrete infrastructure, with plans to expand to other market inspection types and other up-close inspection and maintenance tasks.

The Team

Officers and Directors

Name: David Bennett

David Bennett's current primary role is with Applied Science and Technologies Incorporated. David Bennett currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: December 16, 2019 - Present
  Responsibilities: Provides leadership for all aspects of the company's operations, resource allocation, finances, and strategic direction. To-date, Mr. Bennett has not drawn a salary nor received equity compensation.

- **Position:** Director
  Dates of Service: February 28, 2022 - Present
  Responsibilities: Set strategic direction of company. Vote on important company matters and provide strategic oversight. To-date, Mr. Bennett has not drawn a salary nor received equity compensation.

Other business experience in the past three years:

- **Employer:** Applied Science and Technologies Incorporated
  Title: President and CEO
  Dates of Service: April 16, 2015 - Present
  Responsibilities: Manage strategic direction and operations for company.

Name: Ian Gibson

Ian Gibson's current primary role is with Skyward Federal. Ian Gibson currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President and Co-Founder
  Dates of Service: February 10, 2016 - Present
  Responsibilities: Responsible for establishing company's goals and strategies and presiding over operations. Oversees budgets and ensures resources are properly allocated. To-date, Mr. Gibson has not drawn a salary. As co-founder, Mr. Gibson owns 49.15% of the company.

- **Position:** Director
  Dates of Service: February 28, 2022 - Present
  Responsibilities: Set strategic direction of company. Vote on important company

matters and provide strategic oversight. To-date, Mr. Gibson has not drawn a salary. As co-founder, Mr. Gibson owns 49.15% of the company.

Other business experience in the past three years:

- **Employer:** Pitch Aeronautics LLC
  Title: Chief Financial Officer
  Dates of Service: February 10, 2019 - December 01, 2019
  Responsibilities: Responsible for managing the financial actions of the company. Including tracking cash flow and financial planning as well as analyzing the company's financial strengths and weaknesses and proposing corrective actions.

Other business experience in the past three years:

- **Employer:** United States Air Force
  Title: Program Manager
  Dates of Service: July 01, 2015 - September 02, 2020
  Responsibilities: Manage development and acquisition of cutting edge technology for U.S. Air Force.

Other business experience in the past three years:

- **Employer:** Skyward Federal
  Title: Program Manager
  Dates of Service: August 17, 2020 - Present
  Responsibilities: Manage software development program.

Name: Zachary Adams

Zachary Adams's current primary role is with United States Air Force. Zachary Adams currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer
  Dates of Service: February 10, 2016 - Present
  Responsibilities: Manages technical direction for company. Owner of product strategy and development. Oversees engineering teams. To-date, Dr. Adams has not drawn a salary. As co-founder, Dr. Adams owns 49.15% of the company.

- **Position:** Co-Founder
  Dates of Service: February 10, 2016 - Present
  Responsibilities: Responsible for strategic direction of company. Manages investor relations. To-date, Dr. Adams has not drawn a salary. As co-founder, Dr. Adams owns 49.15% of the company.

- **Position:** Secretary
  Dates of Service: February 28, 2022 - Present
  Responsibilities: Maintain business records and meeting minutes. To-date, Dr. Adams has not drawn a salary. As co-founder, Dr. Adams owns 49.15% of the company.

- **Position:** Director
  Dates of Service: February 28, 2022 - Present
  Responsibilities: Set the strategic direction of the company. Vote on important company matters and provide strategic oversight. To date, Dr. Adams has not drawn a salary. As co-founder, Dr. Adams owns 49.15% of the company.

Other business experience in the past three years:

- **Employer:** United States Air Force
  Title: Pilot
  Dates of Service: May 27, 2013 - Present
  Responsibilities: Responsible for safety and operations of USAF aircraft.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,069,999.60 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this

additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company’s making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational

products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Astria drone. Delays or cost overruns in the development of our Astria drone and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with

the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Pitch Aeronautics Inc. was formed on February 28, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Pitch Aeronautics has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it’s because you think that the Astria drone is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns patents, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the

value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day

operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FAA (Federal Aviation Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ian Gibson	2,703,366	Common Stock	49.15%
Zachary Adams	2,703,366	Common Stock	49.15%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 591,160 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 5,500,002 outstanding.

Voting Rights

Shareholders elect directors at annual meeting

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

For additional details regarding the material rights of the Common Stock, please refer

to the Certificate of Incorporation attached as Exhibit F.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** LLC Units of Membership Interest
  Final amount sold: $15,000.00
  Use of proceeds: Company operating expenses
  Date: January 23, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** LLC Units of Membership Interest
  Final amount sold: $5,000.00
  Use of proceeds: Company operating expenses
  Date: April 15, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** LLC Units of Membership Interest
  Final amount sold: $10,000.00
  Use of proceeds: Company operating expenses
  Date: January 03, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** LLC Units of Membership Interest (for founders)
  Final amount sold: $200.00
  Use of proceeds: Company operating expenses
  Date: February 11, 2016
  Offering exemption relied upon: Rule 701

- **Type of security sold:** Debt
  Final amount sold: $13,043.00
  Use of proceeds: Company operating costs
  Date: December 31, 2021
  Offering exemption relied upon: Rule 701

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $0, which was a decrease compared to fiscal year 2020 revenue of $13,775. All revenue generated in 2020 came from sales of Pitch's cyclorotor kit. Two clients approached Pitch in 2020 to purchase kits in a limited quantity for testing purposes. In addition to generating initial revenue, Pitch benefited from user feedback which we incorporated into design improvements. This initial revenue was a contributing factor in Pitch being awarded an approximately $250,000 grant in partnership with Boise State University. Pitch discontinued sales of the cyclorotor kit in 2021 to focus our efforts on developing and building a full end-to-end drone product that leverages the cyclorotor. Pitch did not intend to generate sales from the cyclorotor kit, but did so to obtain user feedback and to prepare for sales of the cyclorotor drone. Our company has not yet initiated sales of our drone as we are currently in the product development phase.

Cost of sales

Cost of sales in fiscal year 2021 was $0, a decrease from costs of $10,822 in fiscal year 2020. The reduction was driven by a decision to discontinue sales of the cyclorotor kit in 2021 to focus on the development of the cyclorotor drone.

Gross margins

Fiscal year 2021 gross profit was $0, a decrease from $2,953 in 2020. As stated above, Pitch did not pursue sales of its cyclorotor kit in 2021.

Expenses

The Company's expenses consist of, among other things, professional services, software modeling subscriptions, legal patent fees, and material for research and development. Total operating expenses in fiscal year 2020 were $13,039 compared to $6,523 in fiscal year 2021. Most of the difference is driven by cost of sales in 2020 of $10,822 to build the cyclorotor kits ordered in limited quantities by two clients.

Historical results and cash flows:

Historical financial results for Pitch Aeronautics over the past two fiscal years are not representative of what investors should expect in the future. Pitch Aeronautics has performed significant development with minimal funding and has leveraged critical sources of grant funding to propel initial development.

Pitch has not attempted to actively sell its drone as it is currently in the product development and prototyping phase. Pitch's costs to date have been minimal and have mostly been driven by patents and legal fees. Pitch has funded development through small friends and family equity rounds, small loans by founders on an as-needed basis,

and partnerships that have led to grant funding. Pitch is raising capital to fund future development and sales through crowd fundraising efforts in exchange for direct equity.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Pitch has approximately $9,000 in cash and has access to direct loans by the company founders as needed. Pitch is raising capital to fund future development and sales through crowd fundraising efforts in exchange for direct equity.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Pitch has made significant technical and business progress by efficiently using limited capital and leveraging non-dilutive grant funding. As we continue into the next phase, in order to continue the development of our cyclorotor drone and execute customer trials, the capital raised through Pitch's StartEngine campaign is critical.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds raised through this campaign are critical to taking Pitch Aeronautics' Astria drone to market. Pitch would not be a viable company without raising additional capital through this campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Based on our current expenditures, Pitch could continue operating at its current rate for up to one year if we meet our minimum funding goal. However, Pitch would not be able to hire any full-time employees and would be limited in the technical progress we would be able to achieve.

How long will you be able to operate the company if you raise your maximum funding goal?

Based on our estimates, and our hiring plan, the company could operate for up to one year if Pitch achieves its maximum funding goal. The majority of this funding will go toward bringing on a full-time engineering and business team in addition to covering other general expenses including rent, legal fees, materials and equipment.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Pitch Aeronautics anticipates the need to raise additional capital in future fundraising rounds beyond what is raised in its initial seed round. This is expected for a company at our stage and industry.

Indebtedness

- **Creditor:** Ian Gibson
  Amount Owed: $7,600.00
  Interest Rate: 0.0%
  Maturity Date: June 01, 2022

- **Creditor:** Zachary Adams
  Amount Owed: $10,443.00
  Interest Rate: 0.0%
  Maturity Date: June 01, 2022

Related Party Transactions

- **Name of Entity:** Zachary Adams
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Zachary Adams has provided loans to Pitch Aeronautics in the total amount of $10,443.
  Material Terms: The loans are at 0% interest. There are no other material terms.

- **Name of Entity:** Ian Gibson
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Ian Gibson has provided loans to Pitch Aeronautics in the amount of $7,600.
  Material Terms: The loans are at 0% interest. There are no other material terms of the loans.

- **Name of Entity:** Brenda Adams
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Brenda Adams is Zachary Adams' mother. She has made capital contributions to Pitch Aeronautics in the amount of $10,000.
  Material Terms: In exchange for Brenda Adams' investment, Pitch Aeronautics has granted her a 0.57% equity interest in the company.

- **Name of Entity:** Melva C. Adams Trust Dated October 25, 1995
  Names of 20% owners: Melva Adams-Leblanc
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Melva Adams Leblanc is Zachary Adams' grandmother. Her trust has made capital contributions to Pitch Aeronautics in the amount of $20,000.
  Material Terms: In exchange for this investment, Pitch Aeronautics has granted her trust a 1.13% equity interest in the company.

Valuation

Pre-Money Valuation: $9,955,003.62

Valuation Details:

Pitch Aeronautics' pre-money valuation was determined by using a discounted cash flow method based on estimated future cash flow. As Pitch is a limited-revenue company this analysis is an estimate based on projected revenue and expenses. Pitch leveraged a bill of materials to determine an estimate for drone COGS as well as a market analysis to determine estimates for future sales. Additionally, Pitch estimated labor costs based on a projection of labor needs and market salaries. Pitch included estimates for operating expenses such as facility costs, legal fees, insurance, travel, utilities, and marketing. Based on these estimated revenues and expenses, Pitch derived estimates of its future cash flows and applied an Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) multiple on the final year of cash flow before finally applying an annual discount rate to each cash flow period. This analysis yielded an estimate of Pitch's pre-money valuation.

Additional support for Pitch's valuation includes two relevant patents (one which is pending and another which is awarded by the USPTO), a seasoned leadership team including a CEO with 24 yrs of industry experience, and a prototype product.

The Company set its valuation internally without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.44 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Premium Fee*
  96.5%
  StartEngine Premium Fee

If we raise the over allotment amount of $1,069,999.60, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  75.0%
  We will hire full and part-time employees to focus on development of our drone, to acquire customers and strategic partners and to pursue business development opportunities.

- *Operations*
  20.5%
  We will use funds to cover general operating expenses. For example: facility rent, insurance, marketing, materials, equipment, etc.

- *StartEngine Premium Fee*
  1.0%
  StartEngine Premium Fee

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.pitchaero.com (TBD).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/pitch-aeronautics

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Pitch Aeronautics Inc.

[See attached]

PITCH AERONAUTICS, LLC

Financial Statements
Year Ended December 31, 2021 and 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Pitch Aeronautics LLC
Boise, Idaho

We have reviewed the accompanying financial statements of Pitch Aeronautics LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

January 21, 2021
Los Angeles, California

PITCH AERONAUTICS LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	5,170	$	668
Total current assets		**5,170**		**668**
Intangible assets		15,303		-
Total assets	**$**	**20,473**	**$**	**668**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Shareholder Loan	$	13,043	$	8,718
Total current liabilities		**13,043**		**8,718**
Promissory Note and Loans		-		-
Total liabilities		**13,043**		**8,718**
MEMBERS' EQUITY				
Members' equity		7,430		(8,050)
Total members' equity		**7,430**		**(8,050)**
Total liabilities and members' equity	**$**	**20,473**	**$**	**668**

See accompanying notes to financial statements.

PITCH AERONAUTICS LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ -	$ 13,775
Cost of goods sold	-	10,822
Gross profit	-	2,953
Operating expenses		
General and administrative	6,447	12,936
Sales and marketing	77	103
Total operating expenses	6,523	13,039
Operating income/(loss)	(6,523)	(10,086)
Interest expense	-	-
Other Loss/(Income)	-	(1,000)
Income/(Loss) before provision for income taxes	(6,523)	(9,086)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (6,523)**	**$ (9,086)**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2019	**$**	**36**
Capital contribution		1,000
Net income/(loss)		(9,086)
Balance—December 31, 2020	**$**	**(8,050)**
Capital contribution		22,003
Net income/(loss)		(6,523)
Balance—December 31, 2021	**$**	**7,430**

See accompanying notes to financial statements.

PITCH AERONAUTICS LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(6,523)	$	(9,086)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of intangible assets		1,700		-
Net cash provided/(used) by operating activities		**(4,823)**		**(9,086)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of intangible assets		(17,003)		-
Net cash provided/(used) in investing activities		**(17,003)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		22,003		1,000
Borrowing on Shareholder loan		4,325		8,718
Net cash provided/(used) by financing activities		**26,328**		**9,718**
Change in cash		4,502		632
Cash—beginning of year		668		36
Cash—end of year	**$**	**5,170**	**$**	**668**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Pitch Aeronautics LLC was formed on February 10, 2016, in the state of Indiana. In 2018, Pitch Aeronautics LLC transitioned to become an Idaho LLC. The financial statements of Pitch Aeronautics LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Boise Idaho.

Pitch Aeronautics LLC is developing an ultra-precise drone for up-close and touch-based inspections of industrial assets. Our patented technology leverages a novel propulsion device which generates and directs thrust faster than traditional propellers, enabling extreme precision and responsiveness to wind and other environment disturbances.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Impairment of Long-lived Assets

Long-lived assets, such as property, equipment, and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with acquired patents. Patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of drones to inspection service providers and infrastructure asset owners. Additionally, Pitch Aeronautics will leverage a recurring revenue business model by leasing drones via a monthly subscription service to customers.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $77 and $103, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 21, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible assets consist of:

As of Year Ended December 31,		2021		2020
Patents	$	17,003		-
Intangible assets, at cost		**17,003**		**-**
Accumulated amortization		(1,700)		-
Intangible assets, Net	**$**	**15,303**	**$**	**-**

Entire intangible assets have been amortized. Amortization expenses for trademarks and patents for the fiscal year ended December 31, 2021, and 2020 were in the amount of $1,700 and $0, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period		Amortization Expense
2021	$	(1,700)
2022		(1,700)
2023		(1,700)
2024		(1,700)
Thereafter		(8,502)
Total	**$**	**(15,303)**

4. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021

Member's name	Ownership percentage
Ian Gibson	49.3%
Zachary Adams	49.3%
Melva Adams-Leblanc	1.0%
Brenda Adams	0.5%
TOTAL	**100.0%**

5. DEBT

Owner Loans

During 2020 and 2021, the Company borrowed money from the owners. The details of the loans from the owners are as follows:

					For the Year Ended December 2021			For the Year Ended December 2020		
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Ian Gibson	$ 5,100	not set	Fiscal Year 2020	No set maturity	5,100	-	$ 5,100	$ 2,500	$ -	2,500
Zachary Adams	$ 7,943	not set	Fiscal Year 2020	No set maturity	7,943		$ 7,943	$ 6,218		6,218
Total	$ 13,043				$ 13,043	$ -	$ 13,043	$ 8,718	$ -	$ 8,718

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

6. RELATED PARTY

During 2021 and 2020, the company received loans from the CFO and the member, Ian Gibson, in the aggregate amount of $5,100. No contract was put in place. As of December 31, 2021, and December 31, 2020, the outstanding balance of this loan was $5,100 and $2,500, respectively, and the entire amount was classified as current liability. On January 18, 2022, Ian Gibson made an additional loan to the company in the amount of $2,500.

During 2021 and 2020, the company received loans from the CEO and the member, Zachary Adams, in the aggregate amount of $7,943. No contract was put in place. As of December 31, 2021, and December 31, 2020, the outstanding balance of this loan was $7,943 and $6,218, respectively and entire amount was classified as current liability. On January 18, 2022, Zach Adams made an additional loan to the company in the amount of $2,500.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through January 21, 2022 the date the financial statements were available to be issued.

On January 18, 2022, the CFO and member, Ian Gibson, made an additional loan to the company in the amount of $2,500. No contract was put in place.

On January 18, 2022, CEO and member, Zach Adams, made an additional loan to the company in the amount of $2,500.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Pitch Aeronautics

Beyond video: A drone for robotic tasks.


PITCH
AERONAUTICS
KEEP PEOPLE OFF ROPES, LADDERS, CRANES, AND SCAFFOLDING.
Inspection climbing is the most dangerous job in the United States. Our up-close and touch-capable platform can help.

Website · Boise, ID · TECHNOLOGY

$0.00 raised

0 Investors	$10M Valuation
$1.81 Price per Share	$298.65 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Pitch Aeronautics has developed and built a prototype drone, "Astria" which is currently undergoing flight testing. Astria is a new type of drone that can perform up-close, touch, and robotic tasks (not just video or remote sensing). The company has also developed initial sensor payload prototypes for use on the drone platform and leverages a patented cyclorotor for precision positioning, and a patent-pending configuration to mount a 5-10lb payload on an interchangeable payload arm. This aerial platform can replace expensive rope, crane, and helicopter access inspections, which are among the most dangerous jobs in America. Leveraging interchangeable payloads, Astria will measure cracks, detect subsurface defects, install parts, repair equipment, and keep inspectors safely on the ground. Pitch Aeronautics was founded by Air Force veterans with experience in unmanned aerial systems, professional flying, organizational leadership, flight testing, cyber security, and advanced technology development. They have accomplished $3-4M of engineering development, assembled a motivated team, and prepared a series of testing partnerships, all with $20k of funding and a $300k grant.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Novel technology: Astria can put a 5-10lb payload up-close or in-contact with infrastructure for inspections, installations, or repairs — unlocking new industries and markets which are currently serviced by people on ropes, not drones.
- Market opportunity: Our aircraft can disrupt the $200B U.S. inspection and repair market. There's a $1B/yr opportunity for using Astria on our first market verticals: U.S. bridges and powerlines.
- Powerful team: Our executive team includes a Marshall Scholar, a Doctorate National Defense Science and Engineering Fellow, an F-15E pilot, and an Air National Guard Colonel. Our technical team has designed, built, and flown some of the only cyclorotor aircraft in history.

OVERVIEW

A new type of drone has taken off

Astria is an innovative aerial vehicle that flies a tool or sensor with hummingbird precision into difficult-to-access and dangerous places. This up-close and touch-capable inspection platform can automate robotic tasks, including inspection of bridges, wind turbines, towers, dams, and powerlines. It collapses for travel, swaps batteries for all-day operations, and has artificial intelligence cameras for added safety.



THE PROBLEM

Aerial inspection and maintenance jobs are dangerous

Our modern society depends on infrastructure which must be inspected and serviced regularly. Today, these tasks are performed manually by brave men and women who ascend to great heights on ropes, ladders, scaffolding, or even hang from helicopters. This critical job is one of the most dangerous jobs in America. One in 100 tower climbers die on the job in a 10-year career.


CLIMBER PERFORMING A "TOUCH" INSPECTION

Highly-trained bridge and wind turbine inspectors rappel with ropes to reach vertical infrastructure, and electrical linemen hang from helicopters or bucket trucks to reach power lines. Existing drones on the market cannot provide the precision needed to perform these tasks as they cannot compensate for even small wind disturbances.


Verify to continue
vimeo
I'm not a robot
reCAPTCHA
Privacy - Terms

THE SOLUTION

Astria increases safety and profit

Pitch Aeronautics has developed an innovative aircraft to safely automate aerial inspections and maintenance. Astria can precisely position a 5-10lb payload up-close or in contact with a target by leveraging a precision cyclorotor propeller that can compensate for wind disturbances.







*These images are computer-generated demo versions. The product is still currently under development.

Astria offers an alternative to dangerous labor-intensive inspections at height. Astria can safely perform a more comprehensive inspection faster, and cheaper. This not only reduces inspection costs but also asset downtime minimizing lost revenue for the asset owner. Shutting down a wind turbine is costly, closing a bridge disrupts traffic, and turning off powerlines often isn't an option.


CYCLOROTOR (PRECISION PROPELLER)
BATTERY & POWER ELECTRONICS
LIFT MOTOR & PROP
PRECISION CONTROL COMPUTER
5+LB INSPECTION SENSOR

Features:

- Cyclorotor: Quickly changes the amount and direction of thrust for precise control. Today cyclorotors are used on tugboats to help precisely position ships in harbors.
- Interchangeable Payloads: Different sensors, tools, or even robotic arms can be easily swapped on the front of Astria to match the mission. The payloads are mounted on an arm away from the center of the drone to interact with the inspection or maintenance target and keep it away from the rotors.
- Positioning sensors: Artificial intelligence-enabled cameras help the aircraft navigate safely and avoid obstacles without needing to rely on GPS.
- First-person view (FPV): Astria is operated with FPV goggles (similar to VR goggles) that allow the operator to see what Astria sees and fly precisely next to a target even when they are on the ground far away.
- Swappable battery: 20 minutes of eco-friendly flight time with a full payload. Future battery options will enable even longer flight times.
- Collapsible: Easily assembled or disassembled in minutes for airline and car travel.




VALUE PROPOSITION
DECREASE
inspection times & labor costs
DECREASE
asset downtime
IMPROVE
safety and reduce risk

The Astria can be adapted for:

- Bridge Inspections: An in-development crack measurement sensor and an active thermography sensor can be deployed on Astria to measure and record crack widths and identify delamination (broken layers) beneath concrete which is undetectable by the naked eye.
- Wind Turbine Inspections: Our active thermography sensor can identify delamination between the layers of fiberglass on wind turbine blades.
- Powerline Inspections: A new payload arm is being developed that will install bird diverters (small reflectors) on live powerlines. Diverters reduce bird collisions helping boost avian populations and decrease power outages. In the future, other payload arms could help install vibration dampers, inspect and replace cotter keys, install marker balls, and even repair woodpecker hole damage.

Payloads:

Astria is a flexible platform designed to carry a spectrum of payloads. We have already built and are testing a crack-width measurement sensor and active thermography sensor. We are currently developing a payload arm to install bird diverters on powerlines. Future payloads for robotic, up-close, and touch inspections include eddy current testing, ultrasound, ground-penetrating radar, powerwashers, paint sprayers, caulking/sealant/foam guns, robotic arms, and much more.

CRACK WIDTH MEASURER



Purpose

Measure crack widths on an entire wall simultaneously.

How It Works

This sensor fits on the end of Astria's payload arm. When positioned close to a wall, this crack width measurement sensor can identify and measure all of the cracks in the field of view. It beats rappelling down and using a crack card by a mile.

***This sensor is currently undergoing lab and field testing. Since the sensor integrates a AI-enabled camera, future software updates will allow other measurement and characterization tasks.*

ACTIVE THERMOGRAPHY SENSOR



Purpose

Detect subsurface delamination and defects in concrete, fiberglass, and more.

How It Works

This sensor fits on the end of Astria's payload arm to identify subsurface material defects. After being flown close to a target, lamps heat up the surface, then a high-resolution thermal sensor takes a series of infrared images. Heat flows through defects differently than the rest of the material and can be identified with software post-processing of the images

***This sensor is undergoing lab testing and made in collaboration with Boise State University.*

BIRD DIVERTER INSTALLATION



Purpose

To reduce avian interaction with powerlines

Current Issue

Today that requires the use of a helicopter or specialized boom trucks, which is expensive and dangerous. We'd like to develop a payload to let linemen do this remotely.

In Development

In partnership with Power Engineers we are developing a payload arm to install bird diverters on powerlines.



Future Application

Wind turbine lightning protection system testing

Current Issue

Today inspectors must rappel wind turbine blades to touch a probe to the exposed metal of a lightning protection system. This ensures there isn't any shorts, so that the next time lighting strikes, it won't destroy the blade.

Our Goal

In the future Astria could perform this inspection



Future Application

Hole repair

Current Issue

There are 180 million utility poles in the United States, which the 23 native woodpecker species occasionally make their target or home. Today these holes must be repaired by linemen using specialized utility cranes.

Our Goal

Future payloads for Astria could repair these holes while keeping technicians on the ground.


Subsurface Defects

THE MARKET

$200B inspection market ready for repair

The global inspection market is worth $200B. In the U.S. there are 617,000+ bridges, 57,000 wind turbines, 90,000 dams, 417,000 towers, and 5.5 million miles of powerlines whose inspection is mandated by law. Climbers are in high demand due to the construction of new 5G towers. Pitch Aeronautics has built the only aerial platform that can put a heavy payload in precise contact with an inspection target. It can compensate for wind gusts 10x faster than existing drones.


BRIDGE INSPECTIONS
$1.3B
Inspection Market Size
$230M
Touch Drone Bridge Market
POWER LINE MAINTENANCE
$36B
Powerline Market Size
$823M
Touch Drone Power Line Market
TOWER INSPECTIONS
$6.3B
Inspection Market Size
$104M
Touch Drone Cell Tower Market
WIND TURBINE INSPECTIONS
$12.7B
Inspection Market Size
$28M
Touch Drone Wind Turbine Market

Here are the facts:

- 1/9 of U.S. bridges are structurally deficient.
- 42% of all bridges are at least 50 years old. $125B is the estimated cost to repair deficient U.S bridges.
- $10,000 is the cost to rent a medium-sized snooper truck for a week of work.
- 3,800 wind turbine blades fail every year often due to delamination, and bonding failures.
- 1950s - the decade most of the powerlines were built with an intended 50 year lifespan.
- 70% of US power infrastructure is more than 25 years old.
  $150B is lost in the US from power outages. The US has more power outages than any other developed country.
- ¼ - the portion of power outages in the US are attributed to birds and other animals.

PROVEN, PATENTED, PRIMED FOR LAUNCH

State-recognized product with 1 patent awarded and another patent pending for our innovative technology

We believe Pitch Aeronautics is out in front of any potential competition. We have demonstrated our 6’x9’ 40lb drone Astria, which leverages a suite of new technologies. Astria has already performed an up-close flight demonstration and two initial sensors are in testing. The State of Idaho was so impressed with our progress that they followed up their initial $250K grant with another $50k infusion of non-dilutive capital. We have protected our drone with a patent on our cyclorotor (awarded by USPTO) and another on our unique drone configuration (non-provisional patent pending). These patents protect our hardware designs and we are keeping our custom flight-control, active thermography post-processing, and crack measurement code secret. Astria is proven, patented, and protected.

Our aerial platform is poised to enter the commercial market. We have obtained regional testing partnerships with companies and government agencies including a rope-access bridge inspection, a part 135 drone service provider, a powerline engineering firm, as well as county and state bridge inspectors. These companies can use our drone to inspect US infrastructure because our drone is made entirely in Idaho out of almost entirely US components. We are actively pursuing a Blue-UAS certification: a cybersecurity validation by the Department of Defense to streamline sale to and use of drones by the US government. We are pushing towards initial tests of our prototype with our partners and then will transition Astria into a commercial product.


Made in Idaho!
INITIAL TESTING PARTNERS
Empire
Part 135 Drone Services Provider
mining, powerline and other applications
Rope-Access Inspection Service Provider
rope-access bridge & dam inspections
County Transportation Department
bridge inspections
State Transportation Department
bridge inspections
POWER ENGINEERS
Electrical Grid Engineering Firm
powerline inspections, repairs, installation and more
partnered on new payload development project

Our Business Model

Our go-to-market strategy leverages our customer's desire to test our drone. Everyone we have asked if we could beta-test with them wanted to! After showing off our drone in the field, we plan to offer a three-tiered subscription model. For a premium, we will fly Astria for the customer on their job site. This makes it easy to leverage the capability quickly without any training. However, we expect the majority of customers to purchase a drone subscription, which includes hardware, training, basic software, and unlimited flight hours. We'll also offer additional software packages to post-process and manage collected data, as well as a repair center for customer drones to make it easy to keep them flying. For large customers, we will provide an enterprise solution with a dedicated account manager and adaptations specific to that customer's needs. The subscription model makes it easy for new customers to obtain the capability without a large upfront capital expenditure and allows us to update and improve our product for existing clients.


CUSTOMER ACQUISITION
DIRECT
in-field demos
Our customers already want to test our product!


THREE-TIERED SUBSCRIPTION MODEL
TIER 1
DIRECT SERVICE PROVIDER
We'll fly for you to get you started
TIER 2
LEASE MODEL
We'll fly for you to get you started
$4K/Month: Subscription
Includes: drone hardware, basic software, unlimited flight hours, training
$1-5K/Month: Task Specific Software
Add-on software can process and manage data and operations
$6K/Year: As Needed Repairs
Estimated cost
TIER 3
ENTERPRISE
Dedicated account manager and support team for large clients operating fleets of drones




REVENUE
$23M ARR
10% bridge market penetration
$82M ARR
10% power line market penetration
$3M ARR
10% wind turbine market penetration
$10M ARR
10% tower market penetration

WHY INVEST

Help us get off the ground: improve inspection safety with precision

We are raising seed funding to transition our aerial inspection platform aircraft from development to a commercial product. In the next 5 years, our goal is to have a mature product produced in Idaho, and several hundred drone leases. Once we've successfully disrupted the inspection space, we plan to move into industrial maintenance, aerospace inspection, and defense. Join us to help keep inspection climbers and aerial lineman safe and simultaneously increase the safety of U.S. infrastructure.

Possible Tax Free Capital Gains:
Under certain circumstances this investment constitutes Qualified Small Business Stock and certain investors need not pay capital gains on stock held more than five years. Learn more about U.S. Code 1202 here.

This is not legal advice and investors should consult a tax professional to ensure that they qualify.





March 2016

Pitch Aeronautics Founded

Pitch Aeronautics was founded to commercialize cyclorotor research

May 2020

IGEM

Idaho Awards IGEM Grant to Pitch Aero & Boise State Universtiy

The Idaho department of commerce awards a $250K grant to Boise State University in partnership with Pitch Aeronautics to create a drone for up-close and touch-inspections

September 2021



Astria's First Flight

After 16 months of design, construction, and testing Astria lifts off for the first time. We performed a series of four flight tests on the first day.

January 2022



First Up-Close Flight Demonstration

Astria demonstrated the first up-close flight. Astria carried a 5lb payload to within 1ft of an inspection target. This is closer than required for Active Thermography!

May 31, 2022

Launched on StartEngine

Now YOU can own a part of our company!

July 2022

First Flight on Infrastructure

We are aiming to demonstrate a drone flight on a bridge in the summer of 2022

In the Press

IGEM

Coolest Thing Made In Idaho

IDAHO COMMERCE

ISE STATE UNIVER!

IDAHO COMMERCE

SHOW MORE

Meet Our Team



David Bennett

CEO

David oversees strategic business development bringing 20 years of industry experience alongside 28 years of Air Force service. He specializes in maturing and fielding new technologies including command and control, cyber, secure datalinks, and remotely piloted aircraft. While working for Scientific Research Corporation David won $2B+ in development contracts. He has acquired 7 SBIRs and STTRs



Zachary Adams

Co-Founder, Chief Engineer & Director

Zach serves as Chief engineer for Pitch. He is recognized as a leading authority on cyclorotor technology. He is the named inventor on multiple cyclorotor patents and has published extensively on the topic. Zachary holds a BS in Aeronautical Engineering from the U.S. Air Force Academy. He obtained a M.S. and Ph.D. in Mechanical Engineering from Purdue as a National Defense Science and Engineering Fellow and performed cyclorotor/cycloturbine research at the Air Force Research Labs. He founded and grew Pitch Aeronautics while serving in the U.S. Air Force as an F-15E Strike Eagle pilot.



Ian Gibson

Co-Founder & Business Lead

Ian oversees business operations and provides strategic direction for Pitch. He has significant experience in the defense acquisitions industry-leading multiple U.S. Government advanced technology programs valued in excess of $2B. Ian is a Marshall Scholar. He holds degrees from the U.S. Air Force Academy, The London School of Economics, and The London Business School.



Mansi Bakori

Flight Controls Engineer

Mansi is a flight controls engineer. Put simply, she makes a computer the best pilot in the world. On our team, she has been engineering, designing, and implementing our control systems, giving Astria the ability to fly with precision. Mansi graduated with a M.S. from Embry Riddle University in Unmanned and Autonomous Systems Engineering. Mansi's experimental thesis research was on fault-tolerant flight control systems allowing drones to continue flying in event of a mechanical failure.



Alex Peterson

Mechanical Engineer

Alex started with Pitch as an Undergraduate Intern at Boise State University. As an intern he designed and built the active thermography sensor hardware and led development of a crack width measurment sensor. Alex is currently a graduate student in the robot controls laboratory where his graduate research is focusing on sensor fusion to provide Astria with more precise navigation when near infrastructure and other objects. Alex continues to work at Pitch Aero in paralllel to his graduate studies.



Hugh Sheldon

Mechanical Engineer

Hugh is completing his undergraduate degree in mechanical engineering at Boise State University. He is the president of the Aerospace Club at Boise State where he led avionics and power system desgin for a solar-powered UAV, as well as designed and built several other unique drones. As a mechanical engineering intern Hugh helped design the drone wiring harness, hardware, and facilitated laboratory and flight testing of Astria.



John Chiasson

Technical Advisor - Controls Engineering

Following completion of his doctorate in Controls Engineering at University of Minnesota, Professor Chiasson worked at Boeing Aerospace, Bombardier, and Honeywell as a controls engineer. In 2006 he became a Professor of Electrical Engineering at Boise State University where his research focuses on controls and machine learning. He has written three textbooks on systems modeling, controls, control of electrical machines, and stochastic processes. Professor Chiasson has assisted and guided design of the flight control system on Astria.



Yang Lu

Technical Advisor - Concrete Inspection

Professor Lu obtained his doctorate from Virginia Tech in Civil Engineering in 2010 before serving as a post-doctorate researcher at the Natioanl Institutes of Standards and Technology (NIST) in Gaithersburg Maryland. In 2013 he became a professor of Civil Engineering at Boise State University. Prof Lu's research has concentrated on modeling and characterization of concrete, pavement, and other Infrastructure materials. Pitch Aeronautics partnered with Prof Lu on an Idaho IGEM grant in 2020. Prof Lu's research on Active Thermography for concrete informed the design of Astria's Active Thermography sensor payload.



Julianna Buzzard

Mechanical Engineer

Julianna is completing her undergraduate degree in Mechanical Engineering from Boise State University (BSU). She is president of the BSU Mechanical Engineering Club where she has led the team to their first ever win at the ASME international competition for the innovation of human powered vehicles. She's an active member of the Society of Women engineers and fluent in American sign language. As an intern Julianna is helping to improve the drone power system, and structures on the drone.

Company	Pitch Aeronautics Inc.
Corporate Address	4458 S Silverwood Pl , Boise, ID 83716
Offering Minimum	$9,998.44
Offering Maximum	$1,069,999.60
Minimum Investment Amount (per investor)	$298.65

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	5,524
Maximum Number of Shares Offered	591,160
Price per Share	$1.81
Pre-Money Valuation	$9,955,003.62

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Previous Backer Bonus:

For any previous backers or investors in Pitch Aeronautics, when you invest in this live offering you will receive an additional 20% bonus shares.

Time-Based

Friends and Family Early Birds

Invest within the first 72 hrs and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares

Amount-Based

$5,000+

Partner Investors

1% bonus shares

$10,000+

Elite Investors

3% bonus shares

$20,000+

Premier Investors

5% bonus shares

$40,000+

Gold Investors

20% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Pitch Aeronautics will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.81 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $181. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Previous Backer Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Pitch Aeronautics to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

start engine

©2022 All Rights Reserved

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video Transcript:

The way industrial inspections are done today is largely unchanged from how they were done decades ago. They're ascending to great heights, putting themselves in harm's way, and performing these inspections that are very manual and labor-intensive.

Ten workers were painting the bridge when their scaffolding collapsed.

A bridge inspector was killed when his snooper truck toppled over nearly 2000 feet up in the air. A contractor killed working on a TV tower.

The industry thought that drones would supplant these types of inspections, but it turned out that they cannot do that because of the way that they move.

We're building a platform to help solve that problem, right? A drone that can perform up close and touch-based inspections.

Astria solves some very specific problems that no one else has been able to break the code on how to solve yet.

It has a unique configuration to put the five to ten-pound payload out from away from the center of the drone, this allows it to interact with the asset while keeping the rotor safely away. It has a cyclorotor on the center. This is that rapid thrust vectoring propeller that can quickly change the direction of thrust to compensate for wind and precisely move without needing to lean the drone.

It does not need to pitch forward or roll right to move in X and Y, and it can achieve a precision up to centimeters.

It is positioned near precisely by unique sensors that can operate with or without GPS. We have the two key elements of our drone patented. The first is the cyclorotor. We also have a patent pending on the drone configuration.

Those two patents in combination are something that is going to make any other competition have a hard time catching up. We've made a huge effort to make every single one of the components that we could made in the United States.

We are building a platform that's super flexible with swappable payloads, it enables us to go after different use cases, different applications, different market verticals.

The main cause of wind turbine blade failure is due to delamination of the Blades, something that we can see with the active thermography sensor that requires getting close to the blades. On power lines, we can get up close and put a new payload arm and install bird diverters to help prevent birds impacting power lines. On bridges, inspectors will take crack cards and manually put up a small ruler, essentially to the crack and write down in a notebook what the width of a crack is. We've made a new sensor that when we get it up close to the bridge, it can more

precisely, more accurately characterize those cracks faster and keep a great record of it.

You know, we're going to start with the inspection market, which is itself a 200 billion dollar market, but we can move into industrial maintenance, aerospace inspection and even defense.

We can take our drones and do it more safely. Much cheaper, much faster, much more thorough. Reduce risk. Increase profit.

Our company was founded by Air Force veterans. And so I think we have a deep sense of mission. But I also think we have the drive and discipline to execute on that mission. Our CEO, Dave, brings over 24 years of industry experience bringing technologies to market.

Our lead engineer, Zach, my co-founder, is one of the world's leading authorities on cyclorotor technology. His Ph.D. research was really groundbreaking and I think paved the way for cyclorotor technology to really be understood and applied in new and novel use cases.

Prior to my time at Pitch Aeronautics, I served in the Air Force as an acquisition officer. I led engineering teams to develop and acquire and deploy cutting-edge technology for the Air Force.

That's translating into pitch being a winning team. And you see the leadership and the technical expertise as that is rippling through this team and they're creating something from the ground up. It's a fun thing to be a part of.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "PITCH AERONAUTICS INC." FILED IN THIS OFFICE ON THE TWENTY-EIGHTH DAY OF FEBRUARY, A.D. 2022, AT 1:06 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6643597 8100F
SR# 20220775415

Authentication: 202784721
Date: 02-28-22

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:06 PM 02/28/2022
FILED 01:06 PM 02/28/2022
SR 20220775415 - File Number 6643597

CERTIFICATE OF INCORPORATION OF

PITCH AERONAUTICS INC.

The undersigned, a natural person, for the purpose of organizing a corporation to conduct the business and promote the purposes hereinafter stated, under the provisions and subject to the requirements of the Delaware General Corporation Law (the "***DGCL***"), hereby certifies that:

ARTICLE I

The name of the corporation is Pitch Aeronautics Inc. (the "***Company***").

ARTICLE II

The address of the Company's registered office in the State of Delaware is 611 South DuPont Highway, Suite 102, Dover, Kent County, DE 19901. The name of the registered agent at such address is ZenBusiness Inc.

ARTICLE III

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the DGCL, as the same exists or as may hereafter be amended from time to time.

ARTICLE IV

This Company is authorized to issue one or more classes of stock to be designated Common Stock. The total number of shares of Common Stock the Company has authority to issue is 15,000,000 shares, with par value of $0.0000001 per share.

ARTICLE V

The name and mailing address of the incorporator are as follows:

> Zachary Adams
> 4458 S. Silverwood Pl.
> Boise, ID 83716

ARTICLE VI

In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Company is expressly authorized to make, adopt, alter, amend or repeal the bylaws of the Company.

ARTICLE VII

Elections of directors need not be by written ballot unless otherwise provided in the bylaws of the Company.

ARTICLE VIII

To the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended from time to time, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The Company shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "***Proceeding***") by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Company shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board.

The Company shall have the power to indemnify, to the extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Company who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

Neither any amendment nor repeal of this Article VIII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VIII, shall eliminate or reduce the effect of this Article VIII in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article VIII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX

Except as provided in Article VIII above, the Company reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE X

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Company may provide. The books of the Company may be kept outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the bylaws of the Company.

ARTICLE XI

Unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company's stockholders, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the DGCL or the Company's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article XI shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XI (including, without limitation, each portion of any sentence of this Article XI containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

ARTICLE X

This Certificate of Incorporation shall be effective upon filing.

I, the undersigned, as the incorporator of the Company, have signed this Certificate of Incorporation on the date set forth below.

DocuSigned by:

C9C4AC804DC64E8...

Zachary Adams, Incorporator

Date: February 28, 2022

Exhibit G

April 2022

Dear Ma'am/Sir,

On behalf of the Pitch Aeronautics team, I am thrilled to announce that we will be initiating our seed round on StartEngine, an online equity crowdfunding platform, in May. This exciting milestone for our company will allow us to translate our working up-close drone into a commercial product. We are eager to share information with our community of advisors, friends, and family prior to the campaign launch.

I am proud of the tremendous technical and business progress our team has made. In 2019, the IGEM committee awarded Pitch Aeronautics, in partnership with Boise State University, a $250k grant to build a prototype drone and sensor package to perform up-close and touch-based infrastructure inspections. This allowed us to design and build Astria, our up-close inspection drone, which has completed initial flight testing culminating in flying a 5lb payload within 1ft of a target. We also designed and lab-tested two sensors that fit on Astria's payload arm: our active thermography sensor heats fiberglass or concrete to find subsurface damage, and our measuring sensor simultaneously characterizes all cracks in an up-close image. Last year the IGEM committee awarded an additional $50K based on this progress.

We are poised to commercially validate Astria with our initial testing partners that include a drone service provider named Empire Unmanned, the Ada County Highway District, the Idaho Transportation Department, a rope-access inspection provider named Extreme Access, an engineering firm that oversees bridge repair, and another focused on the electrical grid. We have the ability to scale our manufacturing via our partnership with Thrust-UAV, a local first-person view drone racing company, and are eager to expand Astria's capabilities via our ongoing research at Boise State University.

To translate our patented prototype into a commercial product we are planning to offer a direct equity investment opportunity via StartEngine. This funding mechanism provides transparency to our employees, has proved extremely successful in our industry, and may provide initial investors with early liquidity via a future listing on StartEngine secondary. We are modeling our campaign after Parallel Flight Technologies, which raised $1M at a $8M valuation in 2019, 18 months later raised $6.6M at a $29M valuation, and is currently raising another round at a $175M valuation. As a point of reference, we believe our drone is more mature than Parallel's drone at the launch of their first campaign.

Campaign success is fueled by the momentum generated by initial investors. Consequently, we are incentivizing investments in the first 72 hours with 30% bonus shares which effectively reduces the targeted Pitch Aero valuation from $9.98M to $7.7M. StartEngine also reduces fees to 1% for up to 20 initial investors that provide $20k or more and are named at the start of the campaign. For some investors, this will constitute qualified small business stock and will not be subject to capital gains taxes if held for five years.

Please note that we are currently "testing-the-waters" to determine if we should launch the campaign: *1. No money or other consideration is being solicited, and if sent in response, will not be accepted; 2. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and 3. A person's indication of interest includes no obligation or commitment of any kind.*

Our campaign video, website, investor pitch deck, and Linked-In provide additional company information and updates, but we would appreciate an opportunity to provide an update in person or virtually. Is there a good time that we could meet or have a call in the next couple of weeks?

Sincerely,

David Bennett, Ian Gibson, and Zach Adams
Pitch Aero Executive Team
David.Bennett@pitchaero.com, Ian.Gibson@pitchaero.com, Zachary.Adams@pitchaero.com
(757)-635-2231, (307)-262-6856, (303)-710-5570

PITCH
AERONAUTICS



OUR PATENTED INSPECTION DRONE


CAN GET UP-CLOSE AND PERSONAL


KEEPING INSPECTORS SAFELY ON THE GROUND

LAUNCHING INVESTMENTS VIA STARTENGINE BEGINNING APRIL 2021


CLIMBER
PERFORMING A
"TOUCH"
INSPECTION

EXISTING DRONES CANNOT PERFORM PRECISE INSPECTIONS

SEE A VIDEO ABOUT THIS HERE!


Lean Forward → Move Forward
Lean Back → Move Back


Steady Wind
Left Wind Gust
Wind Changes Direction

QUADCOPTER FLIGHT IS A BALANCING ACT

DRONES LACK OF PRECISION & WIND TOLERANCE


CYCLOROTOR (PRECISION PROPELLER)
BATTERY & POWER ELECTRONICS
COLLAPSABLE
LIFT MOTOR & PROP
PRECISION CONTROL COMPUTER
5+LB INSPECTION SENSOR

ASTRIA: AN UP-CLOSE & TOUCH INSPECTION PLATFORM


CONVENTIONAL DRONE
"Clunky"


ASTRIA
"Precision"


BIG SHOT

OUR TEAM


IAN GIBSON
Co-Founder
ZACH ADAMS
Co-Founder
DAVID BENNETT
CEO

U.S. AIR FORCE

UNITED STATES AIR FORCE ACADEMY

CLEMSON UNIVERSITY

AFRL
THE AIR FORCE RESEARCH LABORATORY
LEAD | DISCOVER | DEVELOP | DELIVER

PURDUE UNIVERSITY

Marshall Scholarships

NDSEG
NATIONAL DEFENSE SCIENCE AND ENGINEERING GRADUATE FELLOWSHIP PROGRAM

London Business School







BRIDGE INSPECTIONS



$1.3B

INSPECTION MARKET SIZE

$230M

TOUCH DRONE BRIDGE MARKET

POWER LINE MAINTENANCE



$36B

POWERLINE MARKET SIZE

$823M

TOUCH DRONE POWER LINE MARKET

TOWER INSPECTIONS



$6.3B

INSPECTION MARKET SIZE

$104M

TOUCH DRONE CELL TOWER MARKET

WIND TURBINE INSPECTIONS



$12.7B

INSPECTION MARKET SIZE

$28M

TOUCH DRONE WIND TURBINE MARKET

Global Industrial Inspection Market: $200B

INSPECTION PAYLOADS


LAB-TESTING

CONCRETE CRACK MEASUREMENT

Concrete, steel, & composite inspections


LAB-TESTING

SUBSURFACE DEFECT DETECTION

Concrete, wind turbine, and aerospace inspections


FUTURE

BIRD DIVERTER INSTALLATION

In development with BSU & Power Engineers



- **DECREASED INSPECTION TIMES & LABOR COSTS**
- **DECREASED ASSET DOWNTIME**
- **DRAMATICALLY IMPROVED SAFETY**

VALUE PROPOSITION

	Manual Inspection	Astria Inspection
# of Inspectors	3-4	2
Inspection Time (hrs)	4	1
Labor Costs	$4,000	$250
Drone Subscription Costs ($/day)	$0	$150
Total Cost per Inspection	$4,000	**$400**
Safely on Ground?	✗	✓

COMPETITORS - NO OTHER COMPANY PURSUING CYCLOROTOR DRONES

	Company	Up-Close	Affordable	Safe	Fast	All Assets	Secure
Astria	PITCH	✓	✓	✓	✓	✓	✓
Manual		✓	✗	✗	✗	✓	✓
Snooper Trucks (Crane)		✓	✗	✗	✗	✗	✓
Traditional Drone	dji	✗	✓	✓	✓	✓	✗



COMPETITIVE ADVANTAGE


CYCLOROTOR
PATENTED
SENSOR SUITE
PATENT PENDING
TRADE SECRET
FLIGHT CONTROL ALGORITHMS
PATENT PENDING
DRONE CONFIGURATION

INITIAL CUSTOMER TESTING PARTNERS

PART 135 DRONE SERVICES PROVIDER

Mining, powerline, and other applications

ROPE-ACCESS INSPECTION SERVICE PROVIDER

Rope-access bridge & dam inspections

CIVIL ENGINEERING FIRM

Snooper-truck bridge inspections

COUNTY TRANSPORTATION DEPARTMENT

Bridge inspections

STATE TRANSPORTATION DEPARTMENT

Bridge inspections

ELECTRICAL GRID ENGINEERING FIRM

Powerline inspections, repairs, installation, and more. **Partnered on new payload development project.**

CUSTOMER ACQUISITION



DIRECT: IN-FIELD DEMOS

OUR CUSTOMERS ALREADY WANT TO TEST OUR PRODUCT!

3 TIERED SUBSCRIPTION MODEL

DIRECT SERVICE PROVIDER

LEASE MODEL

$4K / MO: SUBSCRIPTION

$1-5K/MO: TASK-SPECIFIC SOFTWARE

$6K/YR (EST): AS NEEDED REPAIRS

ENTERPRISE

COST OF GOODS SOLD



$1,100 / MONTH

ASSUMES 1 DRONE REPLACEMENT EVERY 12 MOS. & $4,500 IN ANNUAL REPAIR COSTS

REVENUE

427 DRONE SUBSCRIPTIONS (10% BRIDGE MARKET PENETRATION)

$20 ARR

$12M GROSS PROFIT

IGEM FUNDING



DRONE DESIGN AND CONSTRUCTION

INITIAL FLIGHT TESTING



CUSTOMER TRIALS

REDESIGN / INCORPORATE CUSTOMER FEEDBACK

INITIAL PRODUCT DEVELOPMENT

TECHNICAL RISK REDUCTION

APRIL 2022

SEED FUNDING

RAISING $1M VIA STARTENGINE

TRANSITION TO COMMERCIAL PRODUCT

INITIAL SALES

REOCCURRING REVENUE

JULY 2023

SERIES A

SCALE MANUFACTURING & SALES

SCALE COMPANY

FUNDING TO REVENUE: $1M

Revenue generating product use in 15 months

OUR NEXT STEPS

Technical: **Manufacturing & Improvement**

Business: **Customer Acquisition**

Result: **Revenue**



$1.07M RAISE
BUSINESS TEAM 44%
ENGINEERING TEAM 28%
R&D MATERIALS 10%
OTHER 9%
FEES & LEGAL 5%
RENT 4%

PROPOSED INVESTMENT TERMS

OFFERING

1.07M MAX OFFERING

9.98M PRE-MONEY VALUATION

DIRECT EQUITY

INITIAL INVESTOR PERKS

INVESTORS IN FIRST 72 HRS: 30% BONUS SHARES

($7.7M EFFECTIVE VALUATION!)

$20K+ INITIAL INVESTORS: STARTENGINE FEES ONLY 1%

POTENTIAL EARLY LIQUIDITY EVENT

STARTENGINE HAS AN ACTIVE SECONDARY TRADING PLATFORM

PITCH AERO COULD LIST FOR SECONDARY TRADING IN FUTURE CROWDFUNDING ROUND.



Please Note:
- No money or other consideration is being solicited, and if sent in response, will not be accepted;
- No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only though the platform of an intermediary (funding portal or broker-dealer); and
- A person's indication of interest includes no obligation or commitment of any kind.

WHY IS PITCH AERO PURSUING EQUITY CROWDFUNDING?

- **TRANSPARENCY**

  A StartEngine campaign gives our employees confidence that we are successfully raising their salaries

- **AEROSPACE STARTUPS ARE SUCCESSFUL**

  Drone and hardware-centric technology propositions are attractive to equity crowdfunding investors. See next slide for examples

- **LARGE POOL OF CONNECTIONS**

  More investors = more new client connections

- **600K EXISTING STARTENGINE INVESTORS**

  There's only 226K people living in Boise and 750K in the Treasure Valley.

STARTENGINE DRONE COMPANIES



PARALLEL FLIGHT TECHNOLOGIES (PFT)

In Jan 2020 PFT maxed out their first raise of $1.07M at an $8M in 2019. 18 months later they raised $$6.6M at a $28.7M valuation. They are currently performing another raise at $175M valuation.

PFT is making a heavy lift drone for wildland firefighting resupply. Our drone is more mature than PFT's drone was at their second raise!

XCRAFT ENTERPRISES

XCraft Enterprises previously raised $2.5M using RegCF crowdfunding. Recently they raised another $2.5M via StartEngine.

XCraft is an Idaho company building traditional video drones with extensive competition



HYLIO INC

Hylio just raised $1M at a $35M valuation.

Hylio is using a traditional drone configuration to provide precision agricultural spraying.



LEGAL NOTICE

- NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED
- NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THOUGH THE PLATFORM OF AN INTERMEDIARY (FUNDING PORTAL OR BROKER-DEALER); AND
- A PERSON'S INDICATION OF INTEREST INCLUDES NO OBLIGATION OR COMMITMENT OF ANY KIND.

VISIT US ONLINE TO LEARN MORE

or contact us via call, text, or email

WWW.PITCHAERO.COM


PITCH
UP-CLOSE & ROBOTIC
KEEP PEOPLE OFF ROPES, LADDERS,
CRANES, AND SCAFFOLDING.
DELL



DAVE BENNETT

757.635.2231

david.bennett@pitchaero.com



IAN GIBSON

307.262.6856

ian.gibson@pitchaero.com



ZACH ADAMS

303.710.5570

zachary.adams@pitchaero.com



QUESTIONS?







FY2021







CAPTURED $250K IGEM + $50K IGEM EXTENSION

DESIGNED, BUILT, AND FLEW COMMERCIAL PROTOTYPE

MANUFACTURING PARTNERSHIP WITH THRUST UAV

ACQUIRED INITIAL CUSTOMERS

FY2022



FIRST UP-CLOSE DEMONSTRATION FLIGHT



PAYLOAD TESTING

MSCI

NAMED A SUB ON DEFENSE OTA: MODERNIZING MILITARY TEST RANGES



UNIVERSITY FUNDED RESEARCH FOR AI NAVIGATION



BIRD-DIVERTER PAYLOAD PARTNERSHIP WITH POWER ENGINEERS



C-CORP CONVERSION!

Subject: ${contact.Name.First}, thank you for your help building Pitch Aeronautics.
From: "Pitch Aeronautics" <no-reply@usrmailtest.com>
Date: 5/26/22, 1:23 PM
To: addictedtowilderness@gmail.com

Can't see this message? View in a browser

PITCH AERONAUTICS

${contact.Name.First}, thank you for your help building Pitch Aeronautics.

Dear ${contact.Name.First},

Thank you for all your advice, perspective, and encouragement as we have built Pitch Aeronautics over the past several years. Pitch Aeronautics has grown from little more than an idea, to a viable company which has built an entirely new type of large drone that can perform up-close and touch-based robotic tasks. Our drone can position a 5-10lb sensor or tool next to or in contact with a target to perform inspection and maintenance tasks. We believe our drone has the potential to significantly reduce the costs and increase the safety of industrial inspections and maintenance tasks, and we can't wait to continue on our journey. This short video helps explain our company and the drone we've been working hard to develop.

So far, we've built our company on a few small family investments, a $300,000 State of Idaho grant, and lots of sweat equity. This has allowed us to obtain patents, hire Boise State University students and faculty, and build our prototype drone, Astria, and two initial payloads for the drone. You may already be aware that Pitch Aeronautics has been preparing to launch a StartEngine equity crowdfunding campaign, which we will use to help transition our touch-capable drone, Astria, from a prototype to a commercial product. We are planning to formally launch the campaign later this month and are seeking investors to become part of our team.

If you're receiving this email, you have played a critical role in our journey and success, and as a thank you, we will be announcing an extra investment incentive in the next few days. Be on the lookout for this email! In addition to this incentive, if you invest in the first 72 hours of the campaign you will also receive 20% bonus shares. Lastly, if you decide to invest more than $20K, StartEngine will reduce its processing fees to only 1%. Should you decide to invest, you will need to accomplish a few items:

1. **Create an account here on StartEngine**. It only takes a few minutes and you can transfer funds to your account in 1-2 days. You'll find answers to commonly asked questions here, but feel free to reach out to us directly and we can walk you through the process. When you create your account, please use your email address where you've received this message as this will ensure you are eligible for our extra incentive. If you choose to use a different email address when creating your account, please email your updated email address to invest@pitchaero.com **no later than May 25th**.
2. **Watch out for an email when we go live**! In the meantime, you can take a look at the additional resources below and send any questions our way.

We hope that you'll join us on our journey!

Sincerely,

Zach Adams, Ian Gibson, and David Bennett
Executive Team, Pitch Aeronautics

Additional Resources:

1. Information on StartEngine and equity crowdfunding
2. Our website
3. Our campaign video
4. Our LinkedIn and Facebook pages



Please note that we are still in the "testing-the-waters" phase, therefore: 1. No money or other consideration is being solicited, and if sent in response, will not be accepted; 2. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and 3. A person's indication of interest includes no obligation or commitment of any kind.

Follow Us

Check out our site

Subject: ${contact.Name.First}, thank you for being our biggest supporter.
From: "Pitch Aeronautics" <no-reply@usrmailtest.com>
Date: 5/26/22, 1:27 PM
To: addictedtowilderness@gmail.com

Can't see this message? View in a browser

PITCH AERONAUTICS

${contact.Name.First}, thank you for being our biggest supporter.

Dear ${contact.Name.First},

If you are receiving this email, you have played an integral part in the journey of Pitch Aeronautics or the life of one of its founding team members. First and foremost, thank you for all the support you have given us over the years. We're proud of Pitch Aeronautics which has built an entirely new type of large drone that can perform up-close and touch-based robotic tasks. It can position a 5-10lb sensor or tool next to or in contact with a target for inspection and maintenance. We believe our drone has the potential to significantly reduce the costs and increase the safety of industrial inspections and maintenance tasks. This short video helps explain our company and the drone we've developed.

So far, we've built the company on a few small family investments, a $300,000 State of Idaho grant, and lots of sweat equity. This has allowed us to obtain patents, hire Boise State University students and faculty, and build our prototype drone, Astria, and two initial payloads for the drone. Our next steps as a company are to convert our prototype drone to a commercial product and convert our testing partners into customers. To do this, we are launching an equity crowdfunding campaign via StartEngine later this month.

You might be familiar with crowdfunding but not equity crowdfunding. Equity crowdfunding gives companies an opportunity to raise capital from the public prior to an initial public offering. Those who invest (starting with as little as a few hundred dollars) hold partial ownership of the company and have the opportunity to profit if the company does well.

We will be providing updates on our progress throughout our campaign. If you do not wish to receive these updates, please click the unsubscribe link below (we won't be offended)

the years. Please be on the lookout for an email in the next few days announcing this incentive. In addition, anyone who invests in the first 72 hours of the campaign will also receive 20% bonus shares. Should you feel inclined to invest (and please do not feel pressured whatsoever), here are the steps to get the best deal:

1. **Create an account here on StartEngine**. It only takes a few minutes. You'll find answers to commonly asked questions here, but feel free to reach out to us directly and we can walk you through the process. When you create your account, **please use your email address where you've received this message** as this will ensure you are eligible for our extra incentive. If you choose to use a different email address when creating your account, please email your updated email address to invest@pitchaero.com **no later than May 25th.**
2. **Watch out for an email when we go live!** In the meantime, you can take a look at the additional resources below and send any questions our way.

Feel free to share this email with anyone you think may be interested. You can also send us the email address of anyone that wants to receive a few updates as the campaign goes live.

Thank you! The support of our friends and family means the world to us and has given us the motivation to get this far.

Sincerely,

Zach Adams, Ian Gibson, and David Bennett
Executive Team, Pitch Aeronautics

${contact.Name.First}, thank you for being our biggest supporter.



Please note that we are still in the “testing-the-waters” phase, therefore: 1. No money or other consideration is being solicited, and if sent in response, will not be accepted; 2. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and 3. A person’s indication of interest includes no obligation or commitment of any kind.

Follow Us

Check out our site

Subject: ${contact.Name.First}, thank you for your help building Pitch Aeronautics.
From: "Pitch Aeronautics" <no-reply@usrmailtest.com>
Date: 5/26/22, 1:34 PM
To: addictedtowilderness@gmail.com

Can't see this message? View in a browser

PITCH AERONAUTICS

${contact.Name.First}, thank you for your help building Pitch Aeronautics.

Dear ${contact.Name.First},

Thank you for the outpouring of interest you've shown over the past few days. We are excited and encouraged to hear from so many of you.

We promised we would be announcing an extra incentive specifically designed to thank those who have played a critical role in our journey and success (that's you!). We would like to give our network (those receiving this email) **20% bonus shares.** Anyone who invests in the first 72 hours of the campaign will receive an additional **20% bonus shares (bringing the total to 40% bonus shares).** StartEngine will reduce it's processing fees to only 1% for those receiving this email who invest more than $20K. Once we decide to launch our campaign if you are considering investing, here are the basic steps to follow:

1. **Create an account here on StartEngine.** It only takes a few minutes. You'll find answers to commonly asked questions here, but feel free to reach out to us directly and we can walk you through the process. When you create your account, **please use your email address where you've received this message** as this will unlock 20% bonus shares once we launch the campaign (bringing the total to 40% bonus shares for those who invest in the first 72 hours of the campaign).
2. **Watch out for an email when we decide to launch!** In the meantime, you can take a look at the additional resources below and send any questions our way. **Please add or follow us on Facebook, LinkedIn, and Instagram** to see updates about our progress and videos of our tech and team.

If you have any questions or would like to meet, please do not hesitate to reach out.

Sincerely,

Zach Adams, Ian Gibson, and David Bennett
Executive Team, Pitch Aeronautics

Additional Resources:

1. Information on StartEngine and equity crowdfunding
2. Our pitch deck
3. Our website
4. Our campaign video
5. Our LinkedIn and Facebook pages



Please note that we are still in the "testing-the-waters" phase, therefore: 1. No money or other consideration is being solicited, and if sent in response, will not be accepted; 2. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and 3. A person's indication of interest includes no obligation or commitment of any kind.

${contact.Name.First}, thank you for your help building Pitch Aeronautics.

Follow Us

Check out our site

Subject: ${contact.Name.First}, thank you for being our biggest supporter.
From: "Pitch Aeronautics" <no-reply@usrmailtest.com>
Date: 5/26/22, 1:47 PM
To: addictedtowilderness@gmail.com

Can't see this message? View in a browser

PITCH AERONAUTICS

${contact.Name.First}, thank you for being our biggest supporter.

Dear ${contact.Name.First},

Thank you for the outpouring of interest and support you've shown over the past few days. We are excited and encouraged to hear from so many of you.

If you're receiving this email, you have played a critical role in our journey and success. So we've made an extra perk to honor those who have supported us on our journey (that's you!). As a reminder, **we are not asking** friends and family to invest. However, if you are considering investing, we would like to give our network (those receiving this email) **20% bonus shares.** Anyone who invests in the first 72 hours of the campaign would be eligible to receive an additional **20% bonus shares (bringing the total to 40% bonus shares).** Once we decide to launch our campaign, if you are considering investing (and please do not feel pressured whatsoever), here are the basic steps to follow:

1. **Create an account here on StartEngine.** It only takes a few minutes. You'll find answers to commonly asked questions here, but feel free to reach out to us directly and we can walk you through the process. When you create your account, **please use your email address where you've received this message** as this will unlock 20% bonus shares once we launch the campaign (bringing the total to 40% bonus shares for anyone who may invest in the first 72 hours of the campaign).
2. **Watch out for an email when we decide to go live!** In the meantime, you can take a look at the additional resources below and send any questions our way. **Please add or follow us on Facebook, LinkedIn, and Instagram** to see updates about our progress and videos of our tech and team.

Feel free to share this email with anyone you think may be interested. You can also provide us the email address of anyone that wants to receive updates.

Sincerely,

Zach Adams, Ian Gibson, and David Bennett
Executive Team, Pitch Aeronautics

Additional Resources:

1. Information on StartEngine and equity crowdfunding
2. Our pitch deck
3. Our website

${contact.Name.First}, thank you for being our biggest supporter.



Please note that we are still in the “testing-the-waters” phase, therefore: 1. No money or other consideration is being solicited, and if sent in response, will not be accepted; 2. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and 3. A person’s indication of interest includes no obligation or commitment of any kind.

Follow Us

${contact.Name.First}, thank you for being our biggest supporter.

Check out our site

You've received this email because you are a subscriber of this site.
If you feel you received it by mistake or wish to unsubscribe, please click here.

Subject: ${contact.Name.First}, thank you for being our biggest supporter.
From: "Pitch Aeronautics" <no-reply@usrmailtest.com>
Date: 5/27/22, 12:21 PM
To: addictedtowilderness@gmail.com

Can't see this message? View in a browser

PITCH AERONAUTICS

${contact.Name.First}, t hank you for being our biggest supporter.

Dear ${contact.Name.First},

Thank you for the outpouring of interest and support you've shown over the past few days. We are excited and encouraged to hear from so many of you.

We promised we would be announcing our extra incentive specifically designed to honor those who have supported us in our journey (that's you!). As a reminder, we have already lined up initial investors to start the campaign and **are not asking** friends and family to invest. However, if you are interested in investing, we are giving our network (those receiving this email) **20% bonus shares.** You will receive an additional **20% bonus shares** if you invest in the first 72 hours of the campaign **(bringing the total to 40% bonus shares)**. Should you feel inclined to invest (and please do not feel pressured whatsoever), here are the steps to get the best deal:

1. **Create an account here on StartEngine.** It only takes a few minutes. You'll find answers to commonly asked questions here, but feel free to reach out to us directly and we can walk you through the process. When you create your account, **please use your email address where you've received this message** as this will unlock 20% bonus shares should you choose to invest (bringing the total to 40% bonus shares if you invest in the first 72 hours of the campaign).
2. **Watch out for an email when we go live!** In the meantime, you can take a look at the additional resources below and send any questions our way. **Please add or follow us on Facebook, LinkedIn, and Instagram** to see updates about our progress and videos of our tech and team.

Feel free to share this email with anyone you think may be interested. You can also provide us the email address of anyone that wants to receive campaign updates once we go live.

Sincerely,
Zach Adams, Ian Gibson, and David Bennett
Executive Team, Pitch Aeronautics

Additional Resources:

1. Information on StartEngine and equity crowdfunding
2. Our pitch deck



Please note that we are still in the “testing-the-waters” phase, therefore: 1. No money or other consideration is being solicited, and if sent in response, will not be accepted; 2. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and 3. A person’s indication of interest includes no obligation or commitment of any kind.

${contact.Name.First}, thank you for being our biggest supporter.

Follow Us

Check out our site →

Subject: ${contact.Name.First}, thank you for your help building Pitch Aeronautics.
From: "Zachary Adams" <no-reply@usrmailtest.com>
Date: 5/27/22, 12:25 PM
To: addictedtowilderness@gmail.com

Can't see this message? View in a browser

PITCH AERONAUTICS

${contact.Name.First}, thank you for your help building Pitch Aeronautics.

Dear ${contact.Name.First},

Thank you for the outpouring of interest you've shown over the past few days. We are excited and encouraged to hear from so many of you.

We promised we would be announcing an extra incentive specifically designed to thank those who have played a critical role in our journey and success (that's you!). We are giving our network (those receiving this email) **20% bonus shares.** You will receive an additional 20% bonus shares if you invest in the first 72 hours of the campaign **(bringing the total to 40% bonus shares)**. This will provide initial investors with an **effective $7M valuation (down from $10M listed)**. StartEngine will reduce it's processing fees to only 1% for those receiving this email and invest more than $20K. Should you decide to invest, you will need to accomplish a few items:

1. **Create an account here on StartEngine.** It only takes a few minutes. You'll find answers to commonly asked questions here, but feel free to reach out to us directly and we can walk you through the process. When you create your account, **please use your email address where you've received this message** as this will unlock 20% bonus shares once we launch the campaign (bringing the total to 40% bonus shares for those who invest in the first 72 hours of the campaign).
2. **Watch out for an email when we decide to launch!** In the meantime, you can take a look at the additional resources below and send any questions our way. **Please add or follow us on Facebook, LinkedIn, and Instagram** to see updates about our progress and videos of our tech and team.

If you have any questions or would like to meet, please do not hesitate to reach out.

Sincerely,

Zach Adams, Ian Gibson, and David Bennett
Executive Team, Pitch Aeronautics

Additional Resources:

1. Information on StartEngine and equity crowdfunding
2. Our pitch deck
3. Our website
4. Our campaign video
5. Our LinkedIn and Facebook pages



Please note that we are still in the "testing-the-waters" phase, therefore: 1. No money or other consideration is being solicited, and if sent in response, will not be accepted; 2. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and 3. A person's indication of interest includes no obligation or commitment of any kind.

${contact.Name.First}, thank you for your help building Pitch Aeronautics.

Follow Us

Check out our site

Subject: ${contact.Name.First}, thank you for being our biggest supporter.
From: "Zachary Adams" <no-reply@usrmailtest.com>
Date: 5/30/22, 10:04 AM
To: addictedtowilderness@gmail.com

Can't see this message? View in a browser

PITCH AERONAUTICS

${contact.Name.First}, thank you for being our biggest supporter.

Dear ${contact.Name.First},

We just wanted to reach out to let you know that Pitch Aeronautics has finalized our equity crowdfunding launch date on StartEngine. We anticipate our campaign will go live on StartEngine on **31 May** via this link (not live just yet). If you have decided to invest (and please do not feel pressured whatsoever), here are the steps to get the best deal:

1. **If you haven't already, create an account here on StartEngine.** It only takes a few minutes. You'll find answers to commonly asked questions here, but feel free to reach out to us directly and we can walk you through the process. When you create your account, **please use your email address where you've received this message** as this will unlock 20% bonus shares should you choose to invest (bringing the total to 40% bonus shares if you invest in the first 72 hours of the campaign).
2. **Watch out for an email when we go live!** In the meantime, you can take a sneak peek at our campaign video here, and send any questions our way!

Feel free to share this email with anyone you think may be interested. You can also provide us the email address of anyone that wants to receive campaign updates once we go live.

Sincerely,
Zach Adams, Ian Gibson, and David Bennett
Executive Team, Pitch Aeronautics

Additional Resources:

1. Information on StartEngine and equity crowdfunding
2. Our pitch deck
3. Our website
4. Our campaign video
5. Our LinkedIn and Facebook pages



Please note that we are still in the “testing-the-waters” phase, therefore: 1. No money or other consideration is being solicited, and if sent in response, will not be accepted; 2. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and 3. A person’s indication of interest includes no obligation or commitment of any kind.

Follow Us

Check out our site

${contact.Name.First}, thank you for being our biggest supporter.

Subject: ${contact.Name.First}, thank you for your help building Pitch Aeronautics.
From: "Zachary Adams" <no-reply@usrmailtest.com>
Date: 5/30/22, 10:06 AM
To: addictedtowilderness@gmail.com

Can't see this message? View in a browser

PITCH
AERONAUTICS

${contact.Name.First}, thank you for your help building Pitch Aeronautics.

Dear ${contact.Name.First},

We wanted to reach out to let you know that Pitch Aeronautics has finalized its equity crowdfunding launch date on StartEngine. We anticipate our campaign will go live on StartEngine on **31 May** via this link (not live just yet). As a reminder, our network is eligible for an exclusive 20% bonus shares plus an additional 20% bonus shares if you invest in the first 72 hours of the campaign (for a total of 40% bonus shares). This will provide initial investors with an **effective $7M valuation (down from $10M listed)**. In order to take advantage of this offer, you'll need to accomplish the steps below:

1. **Create an account here on StartEngine.** It only takes a few minutes. You'll find answers to commonly asked questions here, but feel free to reach out to us directly and we can walk you through the process. When you create your account, **please use your email address where you've received this message** as this will unlock 20% bonus shares once we launch the campaign (bringing the total to 40% bonus shares for those who invest in the first 72 hours of the campaign).
2. **Watch out for an email when we go live!** In the meantime, you can take a sneak peek at our campaign video here, and send any questions our way!

If you have any questions or would like to meet, please do not hesitate to reach out.

Sincerely,

Zach Adams, Ian Gibson, and David Bennett
Executive Team, Pitch Aeronautics

Additional Resources:
1. Information on StartEngine and equity crowdfunding
2. Our pitch deck
3. Our website
4. Our campaign video
5. Our LinkedIn and Facebook pages



Please note that we are still in the "testing-the-waters" phase, therefore: 1. No money or other consideration is being solicited, and if sent in response, will not be accepted; 2. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and 3. A person's indication of interest includes no obligation or commitment of any kind.

Follow Us

Check out our site

${contact.Name.First}, thank you for your help building Pitch Aeronautics.